SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F    X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL records operating income of R$505 million and EBIT margin of 5% in 2014, 89.8% up on the previous year

São Paulo, March 30, 2015 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 e NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, announces today its consolidated  results for the fourth quarter and full year of 2014. All information is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian reais (R$), and all comparisons are with the fourth quarter and full year of 2013, unless otherwise stated.

Highlights

      Operating income (EBIT) of R$505 million in 2014, with an operating margin of 5.0%, up 89.8%  compared to R$266 million recorded in 2013. In 4Q14, EBIT came to R$170.7 million, a 4.8% improvement over 4Q13, with a  margin of 6.3%, up by 0.3 percentage point.

      Net revenue reached R$10 billion in the year, 12.4% more than in 2013, being R$9.0 billion in passenger revenue and R$1 billion in ancillary revenues, increasing its share of total revenue from 9.3%, in 2013, to 10.1%. International revenue amounted to R$1.2 billion, equivalent to 12% of the total. In 4Q14, net revenue totaled R$2.7 billion, in line with 4Q13.

      EBITDAR came to R$1.813 billion, with a margin of 18.0%, 18.8% up vs. 2013 and the Company’s highest ever annual figure. In 4Q14, EBITDAR amounted to R$482.2 million, with a margin of 17.7%.

      The consolidated load factor increased by 7 percentage points in the year, reaching 76.9%, with the domestic up by 7 percentage points to 77.8%, and international load factors up by 8.3 percentage points to 71%. In 4Q14, the consolidated load factor was 78.7%, 3.9 percentage points higher than 4Q13.

      Net RASK came to R$20.33 cents in 2014, 12.7% more than 2013 and total CASK wasR$19.31 cents, up by 10,3%.  CASK ex-fuel increased by 12.8% for the same period.

      In 2014, GOL obtained neutral operating cash flow and closed the year with a cash position of  R$2.5 billion, representing 25% of its last 12 months net revenue.

      The financial leverage ratio (adjusted gross debt/EBITDAR) was 6.7x, versus 6.9x at the end of 2013,  benefited by improved EBITDAR and partially affected by the 13.4% depreciation of the real.

      In 2014, GOL continued with its Liability Management initiatives. Dollar-denominated debt fell by 5%  or US$97 million over 2013 , while debt in Reais (ex-Smiles) remained flat.

IR Contacts

Edmar Lopes

Eduardo Masson

Thiago Stanger

ri@golnaweb.com.br

www.voegol.com.br/ri

+55 (11) 2128-4700

Conference Calls
Tuesday

March 31, 2015

Portuguese

10:00 a.m. (Brazil)

09:00 a.m. (US ET)

Phone: +55 (11) 2188 0155

Code GOL

Replay: +55 (11) 2188 0400

Replay  Code: GOL

English

11:30 a.m. (Brazil)

10:30 a.m. (US ET)

Phone: +1 (412) 317-6776

Code: GOL

Replay: +1(412)317 0088

Replay  Code: 10060583

Webcast ao vivo

www.voegol.com.br/ri

1	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

Message from Management

GOL continued its recovery in 2014. Despite the challenging economic scenario, especially after the World Cup period, the Company generated consistent results as showed in its main indicators.

Annual net revenue totaled R$10 billion, a new Company record, led by the increase in international revenue to R$1.2 billion and the increase in ancillary revenue, which reached R$1.0 billion.

GOL captured 49% of domestic market  growth in 2014. Domestic supply fell by 1.7%, thanks to the maintenance of the Company’s flexible capacity management strategy in place since April 2012, while demand for seats (RPK) grew by 9.8%, leading to an average domestic load factor of 77.8%, a new Company record.

Annual operating income (EBIT) came to R$505 million, virtually double the prior year’s figure of R$266 million, while the EBIT margin improved by 2 percentage points to 5%. In 4Q14, EBIT totaled R$171 million, with a margin of 6.3%, versus 6% in 4Q13. These results reflect the continuity and consistent delivery of our “Flight Plan”, launched in 2012. With this operating margin, operating cash generation was neutral, before oil hedge expenses. We closed 2014 with a cash position of  R$2.5 billion, representing 25% of last 12 months net revenues.

The year was marked by the expansion of our route network through the addition of new routes and destinations, including Santiago (Chile), direct flights to Punta Cana (Dominican Republic), and the Fortaleza-Buenos Aires (Argentina) and Viracopos-Miami (EUA) routes. In Brazil, we began flying to Caldas Novas, Altamira and Carajás, and will begin flights to Ribeirão Preto in March 2015. We added five new destinations and 44 new domestic and international routes. The expansion is aligned with  two important strategies: increasing our international presence and expanding services to regional destinations. We closed 2014 with flights to 71 destinations in 11 countries.

In 2014, we also achieved the leadership in the domestic market in terms of numbers of passengers transported, which reached 37.7 million customers, 3.5 million more than the second-place airline. According to Abracorp (Brazilian Association of Corporate Travel Agencies), the Company is also a leader in the corporate segment in number of ticket sold with a market share of 31.2%.

In February, we entered into a long-term strategic partnership and commercial cooperation agreement with Air France KLM, which acquired 1.5% of GOL’s total capital. In October, we also expanded our partnership with Aerolíneas Argentinas, when we began selling the airline’s tickets through our sales channels. TAP, Etihad and Aeroméxico were also added as codeshare partners. We closed the year with nine codeshare partnerships, offering even more destinations to our customers and aligned with our strategy to increase our Dollar revenue.

We also concluded implementation of the GOL+ project to improve comfort onboard, increasing the distance between all seats, and assuming the leadership with the highest offer of ANAC category A seats in the domestic market. On international flights, we offer our Comfort Class product, where as well as the above- mentioned increased space, we offer a blocked middle seat and additional on-board services, bonus miles and priority access. Since February 23, 2015, the Comfort Class product was expanded to all GOL international routes.

2	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

We launched Conte Comigo (Count on Me), an exclusive service inside an airport secured area (post security screening). Unprecedented in Brazil, the project was created to provide customers with additional support in case of questions or specific needs, equipped with self-service totems, phones connected directly to the Call Center and personal service whenever necessary. Sao Paulo-Congonhas and Rio de Janeiro-Santos Dumont airports are already equipped with this service and we will be extending it to other airports throughout 2015.

Aiming  to standardize and simplify our dialogue with customers, we implemented new tools and functionalities with the main objective to improve our customer care service. Informing passengers of the status of their flight by e-mail or mobile SMS, which has been available since December, is one feature of this project.

We expanded the Ganhando Asas ( Gaining Wings) project to all airports where we operate in Brazil. This initiative is aimed at helping first-time fliers throughout the entire flight experience, from check-in to arrival. They all receive a commemorative badge, facilitating their identification by the Company’s attendants.

Combining customer comfort and enhanced efficiency, we added even more features in our self-service channels: airport totems, mobile site, new website and a smartphone app. We also launched in 2015 a new globally innovative functionality in our GOL app – geolocation, which allows customers to receive information on how long it should take to arrive at the airport.

Also in 2014, we launched Bagagem Expressa (Express Baggage), an exclusive service in Brazil giving passengers greater autonomy, allowing for self-weighting and tagging of their baggage at the self-service totems, as well as the functionality to pay for any excess luggage with a credit card, if necessary.

Safety is an absolute priority for our business. For the fourth consecutive time, we received the IOSA (Iata Operational Safety Audit) certification, valid until 2016, which is recognized throughout the world as the standard for evaluating an airline operational safety management.

As to the financial results, the annual net loss can be mainly explained by the devaluation of the Real against the Dollar and by the decision of unwinding our oil hedge positions aiming to limit losses from sharper decreases in oil commodity prices, resulting in negative shareholders’ equity. Our high liquidity and appropriate debt amortization profile, together with a liquid asset pool, created sufficient financial resilience to confront this period.

Continuing with our long-term strategy of strengthening our already recognized corporate governance practices, on January 22, 2015, we informed our shareholders of a proposed long-term structural solution to remove important regulatory restrictions on our capitalization capacity, giving us the same competitive condition as our competitors. At the extraordinary shareholders’ meeting held on March 23, 2015, the proposal was approved by 99% of the votes cast. The meeting was attended by shareholders representing 81.7% of GOL’s total capital stock (100% of common shares and 62.79% of preferred shares). The new structure will allow GOL, at the appropriate moment, to access capital markets for an eventual capitalization.

3	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

The macroeconomic scenario became even more challenging at the beginning of 2015. As part of our plan for this year, we will be concentrating on the domestic market and will continue to evaluate international opportunities. With the best value proposition for our customers, we will continue to prioritize the corporate segment. Our strategy for confronting this turbulence is to continue to focus on the values that have guided the Company: Safety, Intelligence, Service and Lowest Cost.

Once again, GOL would like to thank our customers for their increased loyalty, our employees and Team of Eagles for their commitment throughout the entire year, and our investors for their confidence, increasingly reinforcing our vision of being the best company to fly with, work for and invest in.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

4	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

               Operating and Financial Indicators

Traffic Data	4Q14	4Q13	% Var.	2014	2013	% Var.
Aviation Market - Industry
RPK Industry – Total	32,452	30,372	6.8%	122,521	116,021	5.6%
RPK Industry – Domestic	24,919	23,300	7.0%	93,367	88,242	5.8%
RPK Industry - International	7,533	7,072	6.5%	29,154	27,779	4.9%
ASK Industry – Total	39,962	38,346	4.2%	152,359	151,826	0.4%
ASK Industry – Domestic	30,794	29,583	4.1%	117,000	115,907	0.9%
ASK Industry - International	9,167	8,763	4.6%	35,358	35,918	-1.6%
Industry Load Factor - Total	81.2%	79.2%	2.0 p.p	80.4%	76.4%	4.0 p.p
Industry Load Factor - Domestic	80.9%	78.8%	2.1 p.p	79.8%	76.1%	3.7 p.p
Industry Load Factor - International	82.2%	80.7%	1.5 p.p	82.5%	77.3%	5.2 p.p
Aviation Market – GOL
RPK GOL – Total	10,352	9,484	9.1%	38,085	34,684	9.8%
RPK GOL – Domestic	9,181	8,543	7.5%	33,731	31,219	8.0%
RPK GOL – International	1,171	941	24.5%	4,354	3,465	25.7%
ASK GOL – Total	13,155	12,677	3.8%	49,503	49,633	-0.3%
ASK GOL – Domestic	11,497	11,294	1.8%	43,373	44,110	-1.7%
ASK GOL - International	1,657	1,384	19.8%	6,130	5,523	11.0%
GOL Load Factor - Total	78.7%	74.8%	3.9 p.p	76.9%	69.9%	7.0 p.p
GOL Load Factor - Domestic	79.9%	75.6%	4.3 p.p	77.8%	70.8%	7.0 p.p
GOL Load Factor - International	70.7%	68.0%	2.7 p.p	71.0%	62.7%	8.3 p.p
Operational Data	4Q14	4Q13	% Var.	2014	2013	% Var.
Revenue Passengers - Pax on board ('000)	10,709.2	10,007.1	7.0%	39,748.6	36,305.5	9.5%
Aircraft Utilization (Block Hours/Day)	11.8	11.6	1.4%	11.5	11.7	-2.1%
Departures	83,342.0	80,329.0	3.8%	317,594.0	316,466.0	0.4%
Average Stage Length (km)	932	899	3.8%	912	897	1.6%
Fuel consumption (mm liters)	409	391	4.5%	1,538	1,512	1.7%
Full-time equivalent employees at period end	16,875	16,319	3.4%	16,875	16,319	3.4%
Average Operating Fleet	129	124	4.0%	126	121	3.7%
Financial Data	4Q14	4Q13	% Var.	2014	2013	% Var.
Net YIELD (R$ cents)	23.58	25.85	-8.8%	23.75	23.42	1.4%
Net PRASK (R$ cents)	18.55	19.34	-4,0%	18.27	16.36	11.7%
Net RASK (R$ cents)	20.75	21.52	-3.6%	20.33	18.04	12.7%
CASK (R$ cents)	19.45	20.24	-3.9%	19.31	17.51	10.3%
CASK ex-fuel (R$ cents)	11.92	12.57	-5.2%	11.55	10.23	12.8%
Spread RASK – CASK (R$ cents)	1.30	1.28	1.2%	1.03	0.54	91.3%
Average Exchange Rate[1]	2.5437	2.2735	11.9%	2.3533	2.1566	9.1%
End of period Exchange Rate[1]	2.6562	2.3426	13.4%	2.6562	2.3426	13.4%
WTI (avg. per barrel, US$)[2]	73.2	97.5	-24.9%	93.0	97.6	-4.7%
Price per liter Fuel (R$)	2.43	2.49	-2.4%	2.50	2.39	4.6%
Gulf Coast Jet Fuel Cost (average per liter, US$)³	0.61	0.76	-19.9%	0.72	0.76	-4.7%
              1.        Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.
5	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

Aviation Market – Industry

The aviation industry maintained its capacity discipline in managing seat supply (ASK) in 2014, with a 0.4% increase while accompanied by a 5.6% increase in demand (RPK) in year-over-year comparison. Load factor increased by 4 p.p. to 80.4%. In the quarter, industry supply and demand increased by 4.2% and 6.8%, respectively. As a result, load factor came to 81.2%, 2 percentage points higher than in 4Q13.

The number of revenue passengers transported in the domestic market increased by 6.6% in the year, reaching 95.9 million. In the international market more than 6.4 million passengers were transported, 5.7% more than in the same period in the previous year.

Domestic Market - GOL

        Domestic supply in 2014 decreased by 1.7%, in line with the Company’s guidance of a reduction of between 3% and 1%. In 4Q14, domestic supply increased by 1.8% over 4Q13, reflecting GOL’s substantial capacity management flexibility, allowing it to take advantage of seasonal market opportunities.

        Domestic demand increased by 8.0% in 2014 over 2013, representing 49% of the increase in total Brazilian industry demand. In 4Q14, demand increased by 7.5% over the same period the year before.

        The domestic load factor was78% for the year, 7 percentage points up on 2013, and 80% in the fourth quarter, 4.3 percentage points more than in 4Q13.

        GOL transported 37.7 million passengers in the domestic market in 2014, 9.1% more than in 2013, and 10.2 million in 4Q14, 6.6% up on the same quarter in the previous year. In 4Q14, the total passengers transported reached 10.2 million, an increase of 6.6% when compared to 2013.

        For the second consecutive time, GOL was the leader in corporate passengers of tickets  sold in 2014, with a share of 31.2%, according to the Brazilian Association of Corporate Travel Agencies (Abracorp).

International Market - GOL

        International supply increased by 11% in 2014. The Company announced several new flights during the year, including São Paulo to Santiago (Chile), Fortaleza (Ceará) to Buenos Aires (Argentina) and  Campinas to Miami (EUA), as well as to Punta Cana (Dominican Republic) from Sao Paulo, Belo Horizonte (Minas Gerais) and Brasília.

        International demand grew by 25.7% in 2014, raising the load factor to 71%, a growth of 8.3 percentage points. In 4Q14, the load factor increased by 2.7p.p to 70.7%.

        GOL transported 2.1 million passengers in the international market in 2014, 18.1% more than in 2013, and 540 thousand in 4Q14, a year-over-year increase of 16.6%. The Company maintained its focus on gradually increasing its frequencies and destinations in other countries, expanding the share of foreign-currency revenue.

6	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

PRASK and Yield

        In 2014, PRASK moved up by 11.7% over the year before, fueled by the 7 percentage point increase in load factor and  1.4% increase in yield. In 4Q14, PRASK fell by 4% and yield by 8.8%, accompanying Brazil’s challenging economic activity scenario and higher competition in the domestic aviation industry.

      Income Statement in IFRS (R$ million)

Income Statement (R$ MM)	4Q14	4Q13	% Var.	2014	2013	% Var.
Gross Revenue	2,891.1	2,884.2	0.2%	10,652.6	9,480.3	12.4%
Passenger	2,546.1	2,535.7	0.4%	9,432.9	8,399.7	12.3%
Cargo and Other	345.0	348.5	-1.0%	1,219.7	1,080.7	12.9%
Tax	(161.3)	(156.0)	3.4%	(586.3)	(524.1)	11.9%
Net operating revenues	2,729.8	2,728.2	0.1%	10,066.2	8,956.2	12.4%
Passenger	2,440.8	2,451.4	-0.4%	9,045.8	8,122.2	11.4%
Cargo and Other	289.0	276.9	4.4%	1,020.4	834.1	22.3%
Operating Costs and Expenses	(2,558,8)	(2,565.4)	-0.3%	(9,558.8)	(8,690.2)	10.0%
Salaries, wages and benefits	(342.1)	(388.6)	-12.0%	(1,374.1)	(1.333.5)	3.0%
Aircraft fuel	(991.3)	(972.0)	2%	(3,842.3)	(3,610.8)	6.4%
Aircraft rent	(217.4)	(208.6)	4.2%	(844.6)	(699.2)	20.8%
Sales and marketing	(199.8)	(189.0)	5.7%	(667.4)	(516.1)	29.3%
Landing fees	(164.9)	(149.8)	10.1%	(613.1)	(566.5)	8.2%
Aircraft and traffic servicing	(203.8)	(148.9)	36.9%	(747.4)	(599.5)	24.7%
Maintenance materials and repairs	(173.1)	(170.6)	1.5%	(511.0)	(460.8)	10.9%
Depreciation and Amortization	(94.1)	(180.5)	-47.9%	(463.3)	(561.0)	-17.4%
Other	(172.3)	(157.3)	9.5%	(495.5)	(342.9)	44.5%
Equity Income	(0.3)	-	NM	(2.5)	-	NM
Operating Result (EBIT)	170.7	162.9	4.8%	504.9	266.0	89.8%
EBIT Margin	6.3%	6%	0.3 p.p	5.0%	3.0%	2.0 p.p
Other Financial Income (expense)	(723.3)	(200.5)	260.7%	(1.457,6)	(919.2)	58.6%
Interest on loans	(167.0)	(145.1)	15.1%	(593.1)	(532.1)	11.5%
Gains from financial investments	50.9	33.2	53.4%	148.6	149.5	-0.6%
Exchange and monetary variations	(262.9)	(185.8)	41.5%	(425.6)	(490.1)	-13.2%
Derivatives net results	(322.4)	89.1	NM	(443.3)	49.6	NM
Other expenses (revenues), net	(21.8)	8.1	NM	(144.3)	(96.1)	50.1%
Income (Loss) before income taxes	(552.6)	(37.7)	1367.1%	(952.7)	(653.2)	45.8%
Income Tax	(78.5)	18.4	NM	(164.6)	(71.4)	130.7%
Current income tax	(16.5)	(40.7)	-59.4%	(120.8)	(96.8)	24.8%
Deferred income tax	(61.9)	59.1	NM	(43.8)	25.4	NM
Net income (loss)	(631.0)	(19.3)	NM	(1,117.3)	(724.6)	54.2%
Net Margin	-23.1%	-0.7%	-22.4 p.p	-11.1%	-8.1%	-3.0 p.p
Participation of Non-controlling shareholders	37.4	28.5	31.3%	128.9	72.0	79.1%
Participation of controlling shareholders	(668.4)	(47.8)	1299.%	(1,246.2)	(796.5)	56.4%
EBITDA	264.8	343.4	-22.9%	968.2	827.0	17.1%
EBITDA Margin	9.7%	12.6%	-2.9 p.p	9.6%	9.2%	0.4 p.p
EBITDAR	482.2	551.9	-12.6%	1,812.8	1,526.1	18.8%
EBITDAR Margin	17.7%	20.2%	-2.5 p.p	18.0%	17.0%	1.0 p.p
7	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release
EBIT, EBITDA and EBITDAR Reconciliation (R$ MM)*	4Q14	4Q13	% Var.	2014	2013	% Var.
Net income (loss)	(631.0)	(19.3)	NM	(1.117.3)	(724.6)	54.2%
(-) Income taxes	(78.5)	18.4	NM	(164.6)	(71.4)	130.7%
(-) Net financial result	(723.3)	(200.5)	260.7%	(1.457.6)	(919.2)	58.6%
EBIT	170.7	162.9	4.8%	504.9	266.0	89.8%
(-) Depreciation and amortization	(94.1)	(180.5)	-47.9%	(463.3)	(561.0)	-17.4%
EBITDA	264.8	343.4	-22.9%	968.2	827.0	17.1%
(-) Aircraft rent	(217.4)	(208.6)	4.2%	(844.6)	(699.2)	20.8%
EBITDAR	482.2	551.9	-12.6%	1.812.8	1.526.1	18.8%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and the net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, the net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses.

Net Revenue

In 2014, net revenue totaled R$10 billion, 12.4% up vs. 2013 and a new Company record. In 4Q14, net revenue came to R$2.7 billion, in line with the same period the year before.

Net passenger revenue amounted to R$9 billion in 2014 and R$2.4 billion in 4Q14. This revenue increase was mainly driven by the Company’s new load factor level.

International passenger revenue totaled R$1.2 billion in the year, equivalent to 12% of total net revenue. This result was impacted by GOL’s international expansion, which increased the number of passengers transported in this market by 20%, in turn pushing up revenue, as well as by revenue from connections with partner airlines. In the quarter, international revenue came to R$295 million, growth of 26%, or R$61 million over 4Q13.

Net cargo and other revenue totaled R$1 billion, accounting for 10.1% of total net revenue, up from 9.3% in 2013, driven by the increase in cargo revenue and revenue from ticket rebookings, refunds and cancellations,  as well as from revenues generated by the “GOL+ Conforto” product in the domestic market.

Operating Expenses

Operating costs and expenses totaled R$9.6 billion in the year, 10% up on 2013, and R$2.6 billion in 4Q14, virtually in line compared to 4Q13. Excluding fuel expenses, annual expenses came to R$5.7 billion, 12.5% more than the year before and R$1.6 billion in the 4Q14, or 1.6% below 4Q13 figures. Also in the year, the cost per ASK (CASK) stood at R$19.31 cents, 10.3% higher than in 2013, while in the current quarter, has achieved R$19.45 cents, being 3.9% below the same quarter of 2013

8	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release
Operating Expenses (R$ MM)	4Q14	4Q13	% Var.	2014	2013	% Var.
Aircraft fuel	(991.3)	(972.0)	2.0%	(3,842.3)	(3,610.8)	6.4%
Salaries, wages and benefits	(342.1)	(388.6)	-12.0%	(1,374.1)	(1,333.5)	3.0%
Aircraft rent	(217.4)	(208.6)	4.2%	(844.6)	(699.2)	20.8%
Sales and marketing	(199.8)	(189.0)	5.7%	(667.4)	(516.1)	29.3%
Landing fees	(164.9)	(149.8)	10.1%	(613.1)	(566.5)	8.2%
Aircraft and traffic servicing	(203.8)	(148.9)	36.9%	(747.4)	(599.5)	24.7%
Maintenance, materials and repairs	(173.1)	(170.6)	1.5%	(511.0)	(460.8)	10.9%
Depreciation and Amortization	(94.1)	(180.5)	-47.9%	(463.3)	(561.0)	-17.4%
Other operating expenses	(172.3)	(157.3)	9.5%	(495.5)	(342.9)	44.5%
Total operating expenses	(2,558.8)	(2,565.4)	-0.3%	(9,558.8)	(8,690.2)	10.0%
Operating expenses ex- fuel	(1,567.5)	(1,593.3)	-1.6%	(5,716.5)	(5,079.4)	12.5%

Operating Expenses per ASK (R$ cents)	4Q14	4Q13	% Var.	2014	2013	% Var.
Aircraft fuel	(7.54)	(7.67)	-1.7%	(7.76)	(7.28)	6.7%
Salaries, wages and benefits	(2.60)	(3.07)	-15.2%	(2.78)	(2.69)	3.3%
Aircraft rent	(1.65)	(1.65)	0.4%	(1.71)	(1.41)	21.1%
Sales and Marketing	(1.52)	(1.49)	1.9%	(1.35)	(1.04)	29.7%
Landing Fees	(1.25)	(1.18)	6.1%	(1.24)	(1.14)	8.5%
Aircraft and Traffic Servicing	(1.55)	(1.17)	32.0%	(1.51)	(1.21)	25.0%
Maintenance, Materials and Repairs	(1.32)	(1.35)	-2.2%	(1.03)	(0.93)	11.2%
Depreciation and Amortization	(0.72)	(1.42)	-49.8%	(0.94)	(1.13)	-17.2%
Other Operating Expenses	(1.31)	(1.24)	5.5%	(1.00)	(0.69)	44.9%
CASK	(19.45)	(20.24)	-3.9%	(19.31)	(17.51)	10.3%
CASK Excluding Fuel Expenses	(11.92)	(12.57)	-5.2%	(11.55)	(10.23)	12.8%
CASK Ex-Fuel & Ex-Dir. Sales Losses	(11.52)	(12.57)	-8.4%	(11.26)	(10.23)	10.1%

Aircraft fuel per ASK totaled R$7.76 cents, 6.7% up on 2013, primarily due to the 4.6% period upturn in the average per-liter fuel price and the increase in consumption as a result of the 7 percentage point improvement in the load factor over the previous year. Fuel costs in 4Q14 still did not reflect the decline in the per-barrel oil price which will only become apparent in 1Q15, due to the 45-day delay in jet fuel price formation.

Salaries, wages and benefits per ASK came to R$2.78 cents, 3.3% more than in 2013 due to the approximate 6% annual pay raise.

Aircraft leasing per ASK stood at R$1.71 cent, 21.1% up on 2013, mainly due to the increase in the average leasing price in Dollars over the previous year and the average Dollar appreciation of 9.1%.

9	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

Sales and marketing per ASK, excluding losses from direct sales channels, totaled R$1.06 cent, 2.2% up on 2013, due to higher expenses with marketing and advertising. Including losses from direct sales channels in 4Q14 amounting to R$140.9 million, sales and marketing per ASK stood at R$1.35 cents, up by 29.7%. The level of losses in direct sales channels should fall in 2015, due to the Company’s focus on improving prevention systems.

Landing fees per ASK totaled R$1.24 cents, 8.5% more than in 2013, due to new international routes and the charging of a passenger connection fee (totally implemented as of July 2013) in all airports operated by GOL in Brazil.

        Aircraft and traffic servicing per ASK stood at R$1.51 cents in 2015, 25% up on the year before, primarily due to: (i) the addition of a government mandated risk premium to employees from third party companies providing handling services; (ii) IT services in the domestic and international bases; and (iii) the increase in the number of tickets purchased through peer  airlines.

        Maintenance materials and repairs per ASK came to R$1.03 cents, 11.2% up on 2013, due to the 9.1% period devaluation of the Real against the Dollar and the aircraft maintenance calendar.

        Depreciation and amortization per ASK stood at R$0.94 cents, 17.2% less than in 2013, due to the lower number of engines capitalized in the period in line with the Company’s maintenance schedule and by the end of depreciation period on certain existing engines throughout 2014.

        Other expenses per ASK totaled R$1.00 cents, 44.9% more than in 2013, primarily due to: (i) higher expenses with travel and accommodation due to additional costs in the period of the World Cup; (ii) introduction of new international frequencies; (iii) increased expenses with the on-board service and; (iv) reduced gains from sale leaseback operations (9 aircraft in 2014 versus 13 in 2013).

Operating Result

GOL recorded operating income (EBIT) of R$505 million in 2014, with an operating margin of 5%. In 4Q14, EBIT came to R$171 million, with a margin of 6.3%, the sixth consecutive quarter with a positive operating margin and the eighth with quarter-over-quarter improvement.

Net Financial Result

GOL posted a net financial expense of R$1.5 billion in  2014, versus an expense of R$919 million in 2013, and an expense of R$723 million in 4Q14, compared to an expense ofR$201 million in 4Q13. The increase was primarily due to losses from oil derivatives totaling R$370.2 million due to the substantial slide in oil commodity prices in 4Q14, and the net exchange variation of R$426 million due to the devaluation of the Real against the Dollar, although the latter had no immediate cash effect.

      Interest expenses totaled R$593.1 million in 2014, R$61 million more than in 2013, and R$167 million in 4Q14, R$21.9 million up on the same period the year before, driven by the depreciation of the Real against the Dollar and the interest payment on the R$600 million debentures issued by Smiles S.A. to finance part of its R$1 billion capital reduction in 3Q14.

10	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

      The net exchange variation was an expense of R$426 million in the year, versus R$490 million in 2013, due to the 13.4% period appreciation of the Dollar against the Real, impacting the Company’s balance sheet accounts, although this was partially offset by the reduced share of dollar-denominated debt in total debt. In 4Q14, the result was an expense of R$262.9 million.

      Interest income totaled R$148.6 million in 2014, virtually flat over the previous year, and R$50.9 million in the fourth quarter, versus R$33 million in 4Q13, as a result of the period increase in the Brazilian base rate (CDI). The Company has maintained part of its cash in Dollars in order to mitigate the impact of exchange variations on its financial liabilities and create a natural hedge for its foreign-currency expenses.

      Other financial expenses came to R$144.3 million in 2014, 50% up on the year before, mostly due to the premium paid on the two tender offer transactions for 2017, 2020 and 2023 senior notes. The 4Q14 result totaled R$21.8 million.

Hedge Result

The Company makes use of hedge accounting to recognize some of its derivative instruments. In 4Q14, GOL recorded a book loss of R$325.6 million from hedge operations.

Hedge Results (R$ million) 4Q14	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	(197.9)	-	0.7	(197.2)
Subtotal – Not Designated for Hedge Accounting	(159.7)	31.3	-	(128.4)
Total	(357.6)	31.3	0.7	(325.6)
OCI (net of taxes, on 12/31/2014)*	0.2	-	(138.9)	(138.7)

Hedge Results (R$ million) 2014	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	(189.1)		(61.5)	(250.6)
Subtotal – Not Designated for Hedge Accounting	(181.1)	(24.7)		(205.8)
Total	(370.2)	(24.7)	(61.5)	(456.4)
OCI (net of taxes, on 12/31/2014)*	0.2	-	(138.9)	(138.7)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated as effective for hedging cash flow. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

Hedge Results (R$ million) 4Q14	Fuel	Foreign Exchange	Interest	Total
Financial Result	(357.6)	31.3	3.9	(322.4)
Operating Result	-	-	(3.2)	(3.2)
Total	(357.6)	31.3	0.7	(325.6)

11	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

Hedge Results (R$ million) 2014	Fuel	Foreign Exchange	Interest	Total
Financial Result	(370.2)	(24.7)	(48.4)	(443.3)
Operating Result			(13.1)	(13.1)
Total	(370.2)	(24.7)	(61.5)	(456.4)

      Fuel: fuel hedge operations generated losses of R$370.2 million in 2014 and R$357.6 million in 4Q14. The Company uses Brent and heating oil zero cost collar derivative contracts as protection instruments for its fuel hedge operations. At the close of the quarter, the Company opted to settle all its contracted put options in order to limit the downside risk given the substantial decrease in oil commodity  prices at the end of the period, only maintaining its exposure to the call options making up these positions. The Company also makes use of non-derivative instruments conferring an additional average protection of 13% for the next 3 months through fixed price fuel transactions for future delivery negotiated with its main fuel supplier. Adding the fixed price and the derivative positions, at year-end 39% of the Company’s exposure in the next 3 months and 20% of its exposure in the next 6 months was protected.

      Interest: swap transactions to protect the cash flow from future aircraft leasing deliveries against an increase in Libor interest rates generated total losses of R$61.5 million in 2014 and a total gain of R$0.7 million in 4Q14. The company increased its nominal hedged position from US$588.2 million in 3Q14 to US$591.1 million at the close of 2014.

      Foreign exchange: foreign exchange (FX) hedge transactions through derivative financial instruments in the form of NDFs (non-deliverable forwards) generated gains of R$31.3 million in 4Q14 and are used to protect the Company’s cash flow. GOL’s FX exposure is hedged through derivative instruments by 21% of  next 3 month exposure and 11% in the next 6 months. The Company also maintains part of its cash position in Dollars in order to create a natural hedge against its FX exposure. In 4Q14, this portion protected 45% of exposure in the next 3 months and 23% in the next 6 months. Adding the cash and derivative instruments, 66% of FX exposure in the next 3 months and 34% in the next 6 months was protected.

Income Taxes

Income taxes totaled R$164 million in 2014, due to income earned by the subsidiary Smiles S.A.

  Net Result

GOL posted a loss of R$1.1 billion in 2014,  with a negative net margin of 11.1%. In 4Q14, it reported a loss of R$631 million with a negative net margin of 23.1%. The result was adversely impacted mainly by the exchange variation of R$426 million and losses with derivatives totaling R$443 million.

             Balance Sheet: Liquidity and Indebtedness

12	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

        GOL closed 2014 with total cash, including financial investments and restricted cash, of R$2,527 million, equivalent to 25% of net revenue in the last 12 months. Short-term receivables totaled R$352.3 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation.

        The Venezuelan cash position amounted to R$325.8 million on December 31, 2014. The annual devaluation of the Venezuelan Bolivar against the Dollar came to R$73 million, conservatively provisioned by the Company in its balance sheet. GOL is in constant discussions with the Venezuelan authorities regarding the repatriation of the remaining funds. This amount is subject to future oscillations given uncertainties in the Venezuelan scenario.

Indebtedness (R$ MM)	4Q14	4Q13	% Var.	3Q14	% Var.
Loans and Financings	4,010.6	3,394.1	18.2%	3,963.0	1.2%
Aircraft Financing	2,224.7	2,195.3	1.3%	2,106.5	5.6%
Total of Loans and Financings	6,235.2	5,589.4	11.6%	6,069.5	2.7%
Short-Term Debt	1,110.7	440.8	152.0%	1,229.1	-9.6%
Debt in US$	213.3	162.4	31.3%	196.6	8.5%
Debt in BRL	544.1	60.3	802.6%	747.3	-27.2%
Long-Term Debt	5,124.5	5,148.6	-0.5%	4,840.4	5.9%
Debt in US$	1,544.8	1,692.9	-8.7%	1,579.1	-2.2%
Debt in BRL	1,021.2	1,182.7	-13.7%	970.0	5.3%
Gross Debt excluding Perpetual and Interest	5,694.2	5,087.0	11.9%	5,576.8	2.1%
Perpetual Notes	475.5	419.3	13.4%	438.7	8.4%
Accumulated Interest	65.6	83.0	-21.0%	54.0	21.6%
Operating Payable Leases (off-balance)	4,794.8	4,094.0	17.1%	4,870.0	-1.5%
Total Loans and Financing	11,030.0	9,683.4	13.9%	10,939.5	0.8%
Liquidity (R$ MM)	4Q14	4Q13	% Var.	3Q14	% Var.
Total Cash (cash and cash equivalents, short-term financial investments and restricted cash)	2,527.1	3,045.7	-17.0%	2,716.5	-7.0%
Short-Term Receivables	352.3	324.8	8.5%	532.3	-33.8%
Total Liquidity	2,879.4	3,370.5	-14.6%	3,248.8	-11.4%
Indebtedness and Liquidity (R$ MM)	4Q14	4Q13	% Var.	3Q14	% Var.
Cash and Equivalents as % of LTM Net Revenues	25.1%	34.0%	-8.9 p,p	27.0%	-1.9 p,p
Gross Debt (R$ MM)	6,235	5,589	11.6%	6,070	2.7%
Net Debt (R$ MM)	3,708	2,544	45.8%	3,353	10.6%
LTM Aircraft Rent x 7 years	5,912	4,894	20.8%	5,850	1.1%
% of debt in foreign currency	74.9%	77.8%	-2.9 p,p	71.7%	3.2 p,p
% of debt in Short-Term	17.8%	7.9%	9.9 p,p	20.3%	-2.5 p,p
% of debt in Long-Term	82.2%	92.1%	-9.9 p,p	79.7%	2.5 p,p
Gross Adjusted Debt[2] (R$ MM)	12,147	10,484	15.9%	11,920	1.9%
Net Adjusted Debt[2] (R$ MM)	9,620	7,438	29.3%	9,203	4.5%
Adjusted Gross Debt2 / EBITDAR LTM	6.7 x	6.9 x	-0.2 x	6.3 x	0.4 x
Adjusted Net Debt2 / EBITDAR LTM	5.3 x	4.9 x	0.4 x	4.9 x	0.4 x
Net Financial Commitments1 / EBITDAR LTM	4.7 x	4.3 x	0.2 x	4.4 x	0.3 x

     1- Financial commitments (gross debt + operational leasing contracts) less Cash;

     2 - Gross debt + LTM operational leasing expenses x 7.

13	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

                   Loans and Financings

        The Company has been implementing an active liability management strategy to manage its debt in order to comply with its declared objective of avoiding large amortizations over the next three years.

        At the close of 2014, the Company’s total loans and financings came to R$6,235.7 million (including financial leases), 11.6% up on the previous year, mostly due to the depreciation of Real in 13.4%. The Company amortized R$623 million in debt in 2014, including R$367.3 million from financial debt amortization and R$255 from finance lease obligations. Period funding issuances totaled R$1.8 billion, comprising R$797 million from the issue of the 2022 bonds, R$600 million from the Smiles debentures and R$93.2 million from a Finimp (BNDES import financeing)

The adjusted gross debt/EBITDAR (LTM) ratio stood at 6.7x in 4Q14, versus 6.9x in 4Q13, affected by the 13.4% end-of-period depreciation of the Real against the Dollar, which was partially offset by the R$287 million improvement in EBITDAR. If the exchange rate had remained flat over the end of 3Q14, the leverage ratio would have been approximately 6.1x. Another factor that impacted the ratio was the R$600 million Smiles debenture issue maturing in the short term (R$347 million in 2015) that will be fully amortized through Smiles own cash flow generation.

The average maturity of the Company’s long-term debt in 4Q14, excluding aircraft financial leasing, the Smiles debentures  and non-maturing debt, was 4.36 years, versus 5.5 years in 4Q13, with an average rate of 12.3% for local-currency debt, versus 11.5% in 4Q13, and 7.95% for Dollar-denominated debt, versus 9.1% in 4Q13.

On September 18, 2014, the Company priced a US$325 million offer of Senior Notes maturing in 2022 at 8.875%, which may be redeemed after four years. Gol LuxCo, the guarantor of the 2022 Senior Notes, used most of the proceeds from the offering to pay the second Tender offer of the  Senior Notes maturing in 2023, 2020 and 2017. Both public Tender Offers for the acquisition of the Company’s bonds resulted in the repurchase of US$411 million.

Loans and Financings - Smiles

In July 2014, Smiles S.A. concluded the capital reduction operation initiated in April, having raised R$600 million in debentures and reimbursing R$1.0 billion to shareholders, corresponding to R$8.17 per share. On June 25, 2014, the Company approved the first issue of simple debentures, not convertible into shares, in the principal amount of R$600 million.

The Debentures are remunerated at 115% of the CDI rate (Brazilian Intebank Deposit Rate), with amortization of the principal in 12 consecutive monthly installments as of August 4, 2014, and the possibility of early maturity and voluntary early redemption. The proceeds from the issue were used by the Company exclusively to pay the amount related to the capital reduction.

14	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

Operational Fleet and Fleet Plan

Fleet Plan	2015	2016	>2016	Total
Fleet (End of Period)	140	140
Aircraft Commitments (R$ million)*	1,324	1,385	36,733	39,442
Pre-Delivery Payments (R$ million)	290	154	4,849	5,293
Total (R$ million)	1,614	1,539	41,582	44,735

        * Considers aircraft list price

Fleet (End of Period)	4Q14	4Q13	Var.
Boeing 737-NG Family	141	141	-
737-800 NG	106	105	+1
737-700 NG	35	36	-1
737-300 Classic*	3	8	-5
767-300/200*	-	1	-1
Total
Financial Leasing (737-NG and 767)	45	46	-1
Operational Leasing	96	95	+1

                                        *Non-operational

At the end of 4Q14, out of a total of 141 Boeing 737-NG aircraft, GOL was operating 139 aircraft on its routes. The remaining 2 were in the process of being returned to their lessors.

GOL has 96 aircraft under operating leases and 45 under financial leases, 40 of which with a purchase option when their leasing contracts expire. In 4Q14, GOL returned 1 B737 NGs and 1 Boeing 767-300.

15	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

The average age of the fleet was 7.2 years at the end of 4Q14. In order to maintain this indicator at low levels, the Company has 130 firm aircraft acquisition orders with Boeing for fleet renewal by 2026.

Capex

GOL invested R$690 million in 2014, desconsidering the return of the pre-delivery deposits returns when the aircraft is delivered. For more details on changes in property, plant and equipment, see Note 16 to the financial statements.

16	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

2014 Financial Guidance  vs. 2014 Result

2014 Financial Guidance	From	to	Result 2014
Change in Brazilian GDP Growth	1.5%	2.0%	0.1%
Annual Change in RASK	Equal to or above 10%		12.7%
Annual Change in Domestic Supply (ASK)	-3%	-1%	-1.7%
Annual Change in International Supply (ASK)	Up to +8%		11%
Annual Change in CASK ex-fuel	Equal to or less than 10%		12.8%
Average Exchange Rate (R$ /US$)	2.50	2.40	2.35
Jet Fuel Price	2.85	2.70	2.50
Operating Margin (EBIT)[1]	4%	6%	5%

       ¹ the operating margin (EBIT) interval was revised on December 1, 2014 to between 4 and 6%. The first version of the guidance considered an interval of  3 to 6%.

Financial Guidance - 2015

Change in Brazilian GDP Growth	From	To
Annual Change in Domestic Supply (ASK)	Zero
Average Exchange Rate (R$ /US$)	3.15	2.95
Jet Fuel Price	2.30	2.10
Operating Margin (EBIT)	2%	5%

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

Highlights of the subsidiary Smiles’ results in 2014

  16.1% in the number of accrued ex-GOL miles in the annual comparison;

  Miles redeemed increase by 9.4% over 2013;

  Operating margin of 33.8%, 2.4 percentage points higher than in 2013;

  Operating cash  flow of R$661 million;

  Net income of R$283.9 million, 36.6% up on 2013.

Smiles S.A. closed 2014 with operating income of R$273.5 million, 51.8% up on 2013, with an operating margin of 33.8%, up by 2.4 percentage points, thanks to the 16.1% increase in the number of accrued ex-GOL miles and healthy direct redemption margins. The financial result reflects the capital structure following the capital reduction, which led to a significant increase in the return on capital indicators. For more information, please go to http://www.smiles.com.br/ri.

17	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

            2014 Result by Operating Segment

For more information on the breakdown by business segment, see Note 29 to the standardized financial statements (DFPs).

Statement of Profit and Loss (R$ MM)	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	2014 Total Consolidated
Net Revenue
Passenger revenues	8,848,7	-	8,848.7	197.1	9,045.8
Cargo and others revenues	939.8	-	939.8	(18.3)	921.5
Miles redeemed revenues	-	808.1	808.1	(709.2)	98.9
Cost of rendered services	(8,147.2)	(430.9)	(8,578.2)	430.9	(8,147.2)
Gross Income	1,641.4	377.1	2,018.5	(99.5)	1,919.0
Operating revenues (expenses)
Commercial expenses	(898.6)	(65.1)	(963.7)	86.6	(877.1)
Administrative expenses	(570.9)	(35.1)	(606.1)	(0.7)	(606.7)
Other operating revenues (expenses)	72.3	0.4	72.7	(0.4)	72.3
Equity Income	1.3	(3.8)	(2.5)	(0.0)	(2.5)
Financial result
Financial income	377.2	177.4	554.6	(146.9)	407.7
Financial expenses	(1,544.0)	(32.0)	(1,576.0)	146.9	(1,429.1)
Exchange variation, net	(433.8)	(2.4)	(436.2)	-	(436.2)
Loss (Income) before income tax and social contribution	(1,355.2)	416.5	(938.7)	(14.0)	(952.7)
Current and Deferred income tax and social contribution	(36.8)	(132.6)	(169.3)	4.7	(164.6)
Total loss (income), net	(1,392.0)	283.9	(1,108.1)	(9.2)	(1,117.3)

Assets and Liabilities (R$ MM)	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	2014 Total Consolidated
ASSETS
Current	2,783.2	734.4	3,517.6	(531.4)	2,986.2
Non-current	7,061.6	832.8	7,894.5	(904.0)	6,990.4
Total Assets	9,844.8	1.567.2	11,412.0	(1,435.4)	9,976.6
LIABILITIES	0.0	0.0	0.0	-	0.0
Current	3,992.8	708.3	4,701.1	(488.4)	4,212.6
Non-current	6,370.5	452.9	6,823.3	(726.4)	6,097.0
Shareholder’s equity	-518.4	406.0	-112.4	(220.6)	-333.0
Total Liabilities and Shareholder’s equity	9,844.8	1.567.2	11,412.0	(1,435.4)	9,976.6

18	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

            Balance Sheet

Balance Sheet (R$ `000)	4Q14	4Q13
Assets	9,976,647	10,638,448
Current Assets	2,986,198	3,565,709
Cash and cash equivalents	1,898,773	1,635,647
Financial assets	296,824	1,155,617
Restricted cash	58,310	88,417
Trade and other receivables	352,284	324,821
Inventories	138,682	117,144
Recoverable income taxes	81,245	52,124
Prepaid expenses	99,556	80,655
Hedge Transactions	18,846	48,934
Other current assets	41,678	62,350
Non-Current Assets	6,990,449	7,072,739
Deposits	793,508	847,708
Restricted cash	273,240	166,039
Prepaid expenses	18,247	26,526
Recoverable income taxes	70,334	73,537
Deferred income taxes	486,975	488,157
Other non-current assets	23,442	4,423
Investments	8,483	-
Property and equipment, net	3,602,034	3,772,159
Intangible Assets	1,714,186	1,694,190
Liabilities and Shareholders` Equity	9,976,647	10,638,448
Liabilities	10,309,621	9,419,948
Current Liabilities	4,212,646	3,446,791
Short-term borrowings	1,110,734	440,834
Accounts payable	686,151	502,919
Salaries, wages and benefits	255,440	233,584
Fiscal obligation	100,094	94,430
Sales tax and landing fees	315,148	271,334
Advance ticket sales	1,101,611	1,219,802
Smiles deferred revenue	220,212	195,935
Advance from customers	3,196	167,759
Provisions	207,094	199,471
Obligation of derivatives transactions	85,366	30,315
Other obligations	127,600	90,408
Non-Current Liabilities	6,096,975	5,973,157
Long-term debt	5,124,505	5,148,551
Provisions	278,566	282,903
Smiles deferred revenue	559,506	456290
Advance from customers	-	3,645
Current income taxes payables	34,807	61,038
Other non-current liabilities	99,591	20,730
Shareholder's Equity	(332,974)	1,218,500
Capital Stock	2,618,748	2,501,574
Issued share capital	(150,214)	(145,279)
Shares to be issued	51	-
Capital reserve	103,366	103,366
Stock based compensation	93,763	85,438
Treasury shares	(31,357)	(32,116)
Liability valuation adjustment	(138,713)	(18,162)
Effects of change in shareholding interest	687,163	611,130
Accumulated losses	(3,701,194)	(2,455,025)
Controllers shareholders' interest	(518,387)	650,926
Non-controllers shareholders' interest	185,413	567,574
Total Liabilities and Shareholders’ Equity	9,976,647	10,638,448
19	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

            Cash Flow

Consolidated Cash Flow (R$ '000)	2014	2013
Net Loss for the Period	(1,117,281)	(724,590)
Adjustments to Reconcile net Loss to net Cash Provided by Operating Activities
Depreciation and Amortization	466,320	560,966
Allowance for Doubtful Accounts	17,143	4,389
Provision for Judicial Deposits	12,245	21,125
Reversion (Provision) for Inventory Obsolescence	631	(5,364)
Deferred Taxes	43,817	(25,444)
Equity in Subsidiaries	2,490	-
Share-based Payments	10,338	7,088
Exchange and Monetary Variations, net	636,637	598,592
Interests on Loan and Leasing	446,636	248,843
Unrealized Hedge Result	15,901	(28,872)
Result share plan provision	27,000	51,950
Mileage Program	127,493	163,013
Write-off Property, Plant and Equipment and Intangible Assets	5,104	19,453
Transaction effect between shareholders	(366)	-
Impairment Losses	-	16,023
Net income adjusted	694,108	907,172
Cash Flows from Operating Activities:
Accounts Receivable	(44,606)	(3,545)
Financial Applications Used for Trading	858,793	(570,589)
Inventories	(22,169)	26,259
Deposits	138,561	(116,336)
Prepaid Expenses, Insurance and Recoverable Taxes	(32,101)	(7,983)
Others Assets	1,654	12,911
Suppliers	183,231	22,734
Advance Ticket Sales	(118,191)	396,612
Advances from Customers	(168,210)	77,809
Salaries, Wages and Benefits	(5,144)	(25,884)
Sales Tax and Landing Fees	43,814	30,595
Tax Obligation	125,789	115,187
Obligations from Derivative Transactions	(67,199)	49,404
Provisions	(151,423)	(159,909)
Others Liabilities	85,899	(12,658)
Cash Flows from Operating Activities
Interest Paid	(427,698)	(257,283)
Income Tax Paid	(123,716)	(80,615)
Net Cash Provided by Operating Activities	971,392	403,881
Restricted Cash	(77,094)	(29,932)
Investment acquisition	(25,791)	-
Investment sale	65,703	-
Property, Plant and Equipment	(201,886)	(237,982)
Advances for Property, Plant and Equipment Acquisition	11,566	-
Intangible Assets	(46,308)	(51,035)
Net Cash Provides (Used in) Investing Activities	(273,810)	(318,936)
Loan Funding	2,152,544	403,984
Loan Payment	(1,797,308)	(437,784)
Financial Leases Payment	(255,903)	(238,850)
Dividends and Interest on Capital	-	(21,080)
Disposal of Treasury Shares	-	3,235
Capital Increase	-	1,095,772
Capital decrease through subsidiary	(456,144)	-
Cost on issued of shares	(4,935)	-
Shares to be issued	51	-
Dividends paid	(67,409)	-
Capital increase in subsidiary	119,520	1,885
Gains due to change on investment
Net Cash Generated by (Used In) Financing Activities	(309,584)	807,162
Exchange Variation on Cash and Cash Equivalents	(124,872)	(32,011)
Net Increase in Cash and Cash Equivalents	263,126	860,096

Cash and Cash Equivalents at Beginning of the Period	1,635,647	775,551
Cash and Cash Equivalents at End of the Period	1,898,773	1,635,647
20	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

GLOSSARY OF INDUSTRY TERMS

      AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period..

      AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

      AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

      AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

      BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

      BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

      BRENT: refers to oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

      CHARTER: a flight operated by an airline outside its normal or regular operations.

      EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

      LESSOR: the party renting a property or other asset to another party, the lessee.

      LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

      LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

      OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

      OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

      OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

      PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

      REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

      REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight

      SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

      SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

      SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

      TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

      WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets

      Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

21	GOL Linhas Aéreas Inteligentes S.A

4Q14 and 2014 Earnings Release

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 71 destinations, 15 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto

Name: Edmar Prado Lopes Neto
Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.